Filed Pursuant To Rule 424(b)(3)

Registration No. 333-256138

JOINT PROXY AND CONSENT SOLICITATION STATEMENT/PROSPECTUS

Supplement to the joint proxy and consent

solicitation statement/prospectus

Dated July 14, 2021

This supplement (this “Supplement”) supplements the Joint Proxy and Consent Solicitation Statement/Prospectus dated July 14, 2021 (the “Proxy Statement/Prospectus”), that was mailed by Superconductor Technologies Inc. (Superconductor”) to its stockholders on or about July 16, 2021 in connection with the solicitation of consents at the special meeting of the Superconductor stockholders to approve the proposed merger (the “Merger”) under the terms of the Agreement and Plan of Merger dated as of May 14, 2021 and amended and restated as of June 11, 2021, as amended July 12, 2021 (the “Merger Agreement”) by and among Superconductor, AIU Special Merger Company, Inc., a Delaware corporation and wholly-owned subsidiary of Superconductor (“Merger Sub”), and Allied Integral United, Inc., a Delaware corporation that conducts its business as Clearday (“Clearday”). Pursuant to the Merger Agreement, among other matters, and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, Merger Sub will merge with and into Clearday, with Clearday continuing as a wholly-owned subsidiary of Superconductor. Capitalized terms used in this Supplement and not otherwise defined herein have the meanings specified in the Proxy Statement/Prospectus.

This Supplement and the disclosures provided herein does not affect the Merger or the timing of the special meeting of the Superconductor stockholders scheduled for August 10, 2021 at 10:00 a.m. local (Austin, Texas) time as described in the Proxy Statement/Prospectus. Superconductor’s board of directors continues to recommend that Superconductor stockholders vote “FOR” the proposal to approve the Merger and “FOR” the other proposals being considered at the special meeting.

This Supplement is not complete without the Proxy Statement/Prospectus. This Supplement should be read in conjunction with the Proxy Statement/Prospectus and is qualified by reference thereto, except to the extent that the information in this Supplement updates or supersedes the information contained in the Proxy Statement/Prospectus.

You may access additional information about Superconductor and Clearday, including the Proxy Statement/Prospectus, on the U.S. Securities and Exchange Commission’s website (www.sec.gov).

SEE “RISK FACTORS” ON PAGE 36 OF THE PROXY STATEMENT/PROSPECTUS FOR A SUMMARY OF CERTAIN RISKS YOU SHOULD CONSIDER IN CONNECTION WITH THE MERGER.

The date of this Supplement is July 23, 2021.

SUPPLEMENTAL DISCLOSURES TO DEFINITIVE PROXY STATEMENT/PROSPECTUS

You are encouraged to read carefully this entire Supplement and the entire Proxy Statement/Prospectus, including the Annexes and the other documents to which this Supplement or the Proxy Statement/Prospectus refers, because the information in this Supplement does not provide all information that might be important to you.

Supplemental Disclosures

Shareholder Litigations

Since the initial filing of the registration statement Form S-4 (Registration No. 333-256138) (the “Registration Statement”) with the Securities and Exchange Commission (the “SEC”) in connection with the Merger, purported stockholders of Superconductor have made certain complaints and commenced litigation in connection with the Merger (collectively, the “Shareholder Litigations”):

On July 14, 2021, a lawsuit captioned Jenkins v. Superconductor Technologies Inc., et al., C.A. No. 2021-0601-LWW, was filed in the Court of Chancery of the State of Delaware, against Superconductor and certain of its officers and directors asserting claims for breach of fiduciary duty against the defendant directors. The complaint alleges, among other things, that the Proxy Statement/Prospectus misrepresented or omitted certain material information about the Merger.

On July 16, 2021, a lawsuit captioned Hopkins v. Superconductor Technologies Inc. et al., C.A. No. 21-1041-LPS, was filed in the United States District Court for the District of Delaware against Superconductor and certain of its officers and directors asserting claims under Sections 14(a) and 20(a) of the Securities Exchange Act of 1934. The complaint alleges, among other things, that the Proxy Statement/Prospectus misrepresented or omitted certain material information about the Merger.

Superconductor believes that the claims asserted in the Shareholder Litigations are without merit. Nothing in this Supplement or the Proxy Statement/Prospectus shall be deemed an admission of the legal necessity or materiality under applicable laws of any of the disclosures set forth herein. If additional, similar complaints are filed, absent new or different allegations that are material, Superconductor will not necessarily publicly announce such additional filings.

Proxy Statement/Prospectus Clarifications or Supplements:

The clarifications set forth below, to the extent of any differences in the Proxy Statement/Prospectus, shall supersede such information contained in the Proxy Statement/Prospectus. Except as otherwise set forth below, the information set forth in the Proxy Statement/Prospectus remains unchanged, and capitalized terms used in this Supplement that are not otherwise defined herein have the meanings ascribed to those terms in the Proxy Statement/Prospectus. The page referenced below are to the pages in the Proxy Statement/Prospectus.

Proxy Statement Clarifications or Supplements:

1. The Merger — Background of the Merger” beginning on page 61:

The following paragraph is inserted immediately prior to the 61st paragraph of such section (on page 66, which begins with the phrase “On February 21, 2020,”):

None of the foregoing parties entered into any nondisclosure or confidentiality or other agreements containing “don’t ask / don’t waive” provisions that prevented the parties from requesting any waiver of the standstill provisions or that precluded any such person from revising their offer (making a “topping bid”) for Superconductor or its assets.

2. “The Merger — Opinion of Sanli Pastore & Hill (“SP&H”) — Income Method — Clearday” beginning on page 79:

The second sentence of the first paragraph of this part of the Proxy Statement/Prospectus shall read in its entirety as follows (the underlined italicized text being added to the Proxy Statement/Prospectus):

SP&H estimated a range of MVICs for Clearday based upon the present value of Clearday’s projected free cash flows which were not provided by Clearday and were calculated by SP&H.

3. “The Merger – Litigation Relating to the Merger” on page 92:

This part of the Proxy Statement/Prospectus is amended and restated to include the disclosure under the caption “Shareholder Litigations” in this Supplement above, which is incorporated by reference.